               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                 Southern National Corporation
- ----------------------------------------------------------------
                        (Name of Issuer)


                          Common Stock
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                 (Title of Class of Securities)


                             843444
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                         (CUSIP Number)


                     Jerone C. Herring, Esq.
                  Vice President and Secretary
                   BB&T Financial Corporation
                      223 West Nash Street
                  Wilson, North Carolina  27893
                        (919) 399-4370
- ----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         July 29, 1994
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              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement
[ X ].

CUSIP No. 843444

                          SCHEDULE 13D

1.  Name of Reporting Person: BB&T Financial Corporation
    I.R.S. Identification No.:  56-1056232

2.  Check the Appropriate Box if a Member of a Group*
    (a)  [   ]
    (b)  [   ]

3.  SEC Use Only

4.  Source of Funds:  WC

5.  Check Box if Disclosure of Legal Proceedings Is Required
    Pursuant to Item 2(d) or 2(e)    [   ]

6.  Citizenship or Place of Organization:  North Carolina

Number of              7. Sole Voting Power:  0/1/
  Shares
Beneficially           8. Shared Voting Power:  0/1/
  Owned by
    Each               9. Sole Dispositive Power:  0/1/
Reporting
  Person              10. Shared Dispositive Power:  0/1/
    with

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  0/1/


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares    [ X ]

13.  Percent of Class Represented by Amount in Row (11):  0/1/

14.  Type of Reporting Person:  HC


- ---------------
/1/ The Reporting Person has entered into a Stock Option Agreement covering 8,633,736 shares of SNC Common Stock (as defined herein) or approximately 16.6% of the shares that would be outstanding following exercise. Unless and until the option granted thereunder is exercised, the Reporting person disclaims beneficial ownership of the shares covered thereby.

Item 1.  Security and Issuer.
- ------   -------------------

        The title of the class of equity securities to which this
Schedule 13D relates is the common stock, par value $5.00 per share, of Southern National Corporation ("SNC Common Stock"). The address of the principal executive offices of Southern National Corporation ("SNC") is 200 West Second Street, Winston-Salem, North Carolina 27101.

Item 2.  Identity and Background.
- ------   -----------------------

        This statement is filed on behalf of BB&T Financial Corporation, a North Carolina corporation ("BB&T"), with principal executive offices at 223 West Nash Street, Wilson, North Carolina 27893. BB&T is a bank holding company and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

        Attached as Schedule I to this Schedule 13D is a list of the directors and executive officers of BB&T containing the following information with respect to each such person: (i) name,
(ii) residence or business address and (iii) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen.

        During the past five years, neither BB&T nor, to the best of BB&T's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds
- ------   or Other Consideration.
         --------------------------

        Pursuant to a Stock Option Agreement dated as of July 29, 1994 ("SNC Option Agreement"), SNC has granted to BB&T an option to purchase up to 8,633,736 shares of SNC Common Stock ("SNC Option"), subject to adjustment as provided therein. The exercise price under the SNC Option Agreement is $20.625 per share, and the aggregate amount of funds required to exercise the SNC Option in full would be $178,070,805. If and when the SNC Option is exercised, in whole or in part, BB&T anticipates that its source of funds will be working capital.

Item 4.  Purpose of Transactions.
- ------   -----------------------

        On July 29, 1994, BB&T and SNC entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") and adopted a related Plan of Merger ("Plan of Merger"), providing for the merger ("Merger") of SNC with and into BB&T under the name "Southern National Corporation." The Reorganization Agreement and Plan of Merger are herein sometimes referred to collectively as the "Merger Agreements." Under the Plan of Merger, each share of issued and outstanding SNC Common Stock, on the effective date of the Merger will be converted into 1.0 share of common stock of BB&T, par value $2.50 per share ("BB&T Common Stock"), and each share of BB&T Common Stock issued and outstanding will be converted into 1.45 shares of BB&T Common Stock. Each share of issued and outstanding SNC 6-3/4% Cumulative Convertible Preferred Stock, Series A, par value $5.00 per share ("SNC Series A Preferred Stock"), on the effective date of the Merger will be converted into 1.0 share of BB&T 6-3/4% Cumulative Convertible Preferred Stock, Series A ("BB&T Series A Preferred Stock"). In addition, as contemplated by the Reorganization Agreement, Branch Banking and Trust Company ("BB&T-NC") and Southern National Bank of North Carolina ("SNBNC") will enter into an agreement ("North Carolina Bank Merger Agreement") pursuant to which SNBNC will merge with and into BB&T-NC ("North Carolina Bank Merger") and operate under the name "Branch Banking and Trust Company" and Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Southern National Bank of South Carolina ("SNBSC") will enter into an agreement ("South Carolina Bank Merger Agreement") pursuant to which SNBSC will merge with and into BB&T-SC ("South Carolina
Bank Merger") and operate under the name "Branch Banking and Trust Company of South Carolina." The North Carolina Bank Merger Agreement and the South Carolina Bank Merger Agreement are herein sometimes referred to collectively as the "Bank Merger Agreements," and the North Carolina Bank Merger and the South Carolina Bank merger are herein sometimes referred to collectively as the "Bank Mergers." It is anticipated the Bank Mergers will be consummated after the effective date of the Merger.

        The Reorganization Agreement provides that after the effective date of the Merger, the Board of Directors of BB&T (after such time, the "Continuing Corporation") shall consist of eleven persons named by the Board of Directors of BB&T and eleven persons named by the Board of Directors of SNC. The Merger Agreements state that it is the intention of the parties that John
A. Allison IV, Chairman and Chief Executive Officer of BB&T, shall be elected Chairman of the Board and Chief Executive Officer of the Continuing Corporation. The Merger Agreements also name individuals who will serve as additional senior officers of the Continuing Corporation. The Merger Agreements also provide that the headquarters of the Continuing Corporation will be located at 200 West Second Street, Winston-Salem, North Carolina.

        In addition to the SNC Option Agreement, SNC and BB&T entered into a Stock Option Agreement dated July 29, 1994 (the

"BB&T Option Agreement" and, together with the SNC Option Agreement, the "Option Agreements") pursuant to which BB&T granted to SNC an option ("BB&T Option") to purchase up to 7,217,932 shares of BB&T Common Stock at an exercise price of $30.625 per share, subject to adjustment. BB&T and SNC have entered into the Option Agreements in order to facilitate consummation of the transactions contemplated by the Merger Agreements. See also the description in Item 6 hereof of certain other provisions of the Option Agreements and the Merger Agreements.

        Consummation of the Merger and the Bank Mergers are subject to, among other things, receipt of all necessary shareholder and government approvals.

        Except as otherwise set forth in Items 4, 5 and 6 hereof and the Exhibits to this Schedule 13D (which are hereby incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full), the Reporting Person does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of SNC, or the disposition of securities of SNC; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SNC or any of its subsidiaries; (iii) any change in the present Board of Directors or management of SNC, including any change in the number or term of SNC directors or the filling of any existing vacancies on the Board of Directors of SNC; (iv) any material change in the present capitalization or dividend policy of SNC; (v) any other material change in the business or corporate structure of SNC; (vi) changes in SNC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNC by any person; (vii) causing a class of securities of SNC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of SNC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

        The 8,633,736 shares of SNC Common Stock subject to the SNC Option represent approximately 16.6% of the approximately 52,019,346 shares of SNC Common Stock that would be issued and outstanding upon exercise of the SNC Option in full. Unless and until the SNC Option is exercised, the Reporting Person disclaims beneficial ownership of the SNC Common Stock subject to the SNC Option.

        In addition to these shares, Fred H. Deaton, Jr., a director of BB&T, owns beneficially jointly with a sibling 14,174 shares of SNC Common Stock, or less than 0.1% of the outstanding shares thereof, and has shared voting and dispositive power over such shares. Mr. Deaton is also the co-trustee of a trust which owns 14,174 shares of SNC Common
Stock, or less than 0.1% of the outstanding shares thereof, and has shared voting and dispositive power over such shares. Robert
L. Brady, a director of BB&T, is the beneficial owner of 1,512 shares of SNC Common Stock, or less than 0.1% of the outstanding shares thereof, and has sole voting and dispositive power with respect to such shares.

        Except as otherwise described herein, neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of SNC Common Stock or SNC Series A Preferred Stock. No transactions in SNC Common Stock or SNC
Series A Preferred Stock were effected during the past 60 days by the Reporting Person, or, to the best of the Reporting Person's knowledge, by any of the persons listed on Schedule I hereto.

Item 6.  Contracts, Arrangements, Understandings
- ------   or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------

Option Agreements
- -----------------

        Set forth below is a description of selected provisions of the Option Agreements. Such description is qualified in its entirety by reference to the copies of the Option Agreements filed as Exhibits hereto, which are incorporated by reference herein and made a part hereof to the same extent as though set forth herein in full.

        The SNC Option Agreement provides for the purchase by BB&T of up to 8,633,736 shares of SNC Common Stock at an exercise price of $20.625 per share; provided, however, that in the event SNC issues or agrees to issue any shares of SNC Common Stock (other than as permitted under the Merger Agreements) at a price less than $20.625 per share (as set forth below), the exercise price shall be equal to such lesser price. In the event of any change in SNC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price therefor, shall be adjusted appropriately. Also, in the event that any additional shares of SNC Common Stock are issued or otherwise become outstanding after the date of the SNC Option Agreement (other than pursuant to the SNC Option Agreement), the number of shares of SNC Common Stock subject to the SNC Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of SNC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the SNC Option. The SNC Option Agreement also provides that the number of shares of SNC Common Stock subject to the SNC Option shall be reduced to such lesser number, if any, as may from time to time be necessary (but only for so long as may be necessary) to cause BB&T not to be subject to the provisions of Section 55-9-01 et seq. of, or deemed to own
                              -- ---
"control shares" of SNC within the meaning of Section 55-9A-01 of, the North Carolina Business Corporation Act, as amended.

        BB&T may exercise the SNC Option upon the occurrence of certain events ("Purchase Events"). The SNC Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the SNC Option
Agreement: (i) SNC, SNBNC or SNBSC, without having received BB&T's prior written consent, shall have entered into an agreement with any person (other than SNC, SNBNC or SNBSC) to (x) merge, consolidate or enter into any similar transaction with SNC, SNBNC or SNBSC except as contemplated in the Merger Agreements (including transactions which SNC has disclosed to BB&T);
(y) purchase, lease or otherwise acquire all or substantially all of the assets of SNC, SNBNC or SNBSC; or (z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of SNC, SNBNC or SNBSC; (ii) any person (other than BB&T, or BB&T-NC or BB&T-SC in a fiduciary capacity, or SNC, or SNBNC or SNBSC in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of SNC Common Stock or the common stock of SNBNC or SNBSC; (iii) any person (other than SNC, SNBNC or SNBSC) shall have made a bona fide proposal to SNC, SNBNC or SNBSC by public announcement or written communication that is or becomes the subject of public disclosure to acquire SNC, SNBNC or SNBSC by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of SNC vote not to adopt the Plan of Merger; or (iv) SNC shall have willfully breached certain specified covenants contained in the Merger Agreements following a bona fide proposal to SNC, SNBNC or SNBSC to acquire SNC, SNBNC or SNBSC by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle BB&T to terminate the Merger Agreements (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which BB&T shall notify SNC of its intent to exercise the SNC Option.

        The SNC Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing and before the SNC Option Agreement is terminated, unless BB&T shall have breached in any material respect any material covenant or representation contained in the Reorganization Agreement and such breach has not been cured. The SNC Option Agreement provides that to the extent that it shall have not been exercised, the SNC Option shall terminate (i) on the effective date of the Merger;

(ii) upon the termination of the Merger Agreements in accordance with the provisions thereof (other than a termination resulting from a willful breach by SNC of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of SNC's shareholders to approve the Merger Agreements by the vote required under applicable law); or
(iii) twelve months after termination of the Merger Agreements due to a willful breach by SNC of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of SNC's shareholders to approve the Merger Agreements by the vote required under applicable law.

        The SNC Option Agreement provides that neither BB&T nor SNC may assign any of its rights or obligations under the SNC Option Agreement or the SNC Option created thereunder without the express written consent of the other party, except that if a Purchase Event shall have occurred and be continuing, BB&T may assign in whole or in part its rights and obligations under the SNC Option Agreement; provided, however, that to the extent required by applicable regulatory authorities, BB&T may not assign its rights under the SNC Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of SNC, (iii) an assignment to a single party (e.g., a
                                                      - -
broker or investment banker) for the purpose of conducting a widely dispersed public distribution on BB&T's behalf, or (iv) any other manner approved by applicable regulatory authorities.
BB&T's acquisition of more than certain percentages of the outstanding SNC Common Stock may be subject to prior approval of, or the filing of notices with, applicable regulatory authorities.

        The BB&T Option Agreement provides for the purchase by SNC of up to 7,217,932 shares of BB&T Common Stock at an exercise price of $30.625 per share; provided, however, that in the event BB&T issues or agrees to issue any shares of BB&T Common Stock (other than as permitted under the Merger Agreements) at a price less than $30.625 per share (as set forth below), the exercise price shall be equal to such lesser price. In the event of any change in BB&T Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the BB&T Option, and the purchase price therefor, shall be adjusted appropriately. Also, in the event that any additional shares of BB&T Common Stock are issued or otherwise become outstanding after the date of the BB&T Option Agreement (other than pursuant to the BB&T Option Agreement), the number of shares of BB&T Common Stock subject to the BB&T Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of BB&T Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the BB&T Option. The BB&T Option Agreement also provides that the number of shares of BB&T Common Stock subject to the BB&T Option shall be reduced to such lesser number, if any, as may from time to time be necessary (but only for so long as may be necessary) to cause SNC not to be subject to the provisions of Section 55-9-01 et seq. of, or deemed to own "control shares" of BB&T within the meaning of Section 55-9A-01 of, the North Carolina Business Corporation Act, as amended.

        SNC may exercise the BB&T Option upon the occurrence of certain events ("Purchase Events"). The BB&T Option Agreement provides that a Purchase Event shall mean the occurrence of any of the following events after the date of execution of the Option
Agreement: (i) BB&T, BB&T-NC or BB&T-SC, without having received SNC's prior written consent, shall have entered into an agreement with any person (other than BB&T, BB&T-NC or BB&T-SC) to
(x) merge, consolidate or enter into any similar transaction with BB&T, BB&T-NC or BB&T-SC except as contemplated in the Merger Agreements (including transactions which BB&T has disclosed to SNC); (y) purchase, lease or otherwise acquire all or substantially all of the assets of BB&T, BB&T-NC or BB&T-SC; or
(z) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of BB&T, BB&T-NC or BB&T-SC; (ii) any person (other than BB&T, or BB&T-NC or BB&T-SC in a fiduciary capacity, or SNC, or SNBNC or SNBSC in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of BB&T Common Stock or the common stock of BB&T-NC or BB&T-SC; (iii) any person (other than BB&T, BB&T-NC or BB&T-SC) shall have made a bona fide proposal to BB&T, BB&T-NC or BB&T-SC by public announcement or written communication that is or becomes the subject of public disclosure to acquire BB&T, BB&T-NC or BB&T-SC by merger, consolidation, purchase of all or substantially all of its assets or other similar transaction, and following such bona fide proposal the shareholders of BB&T vote not to adopt the Plan of Merger; or (iv) BB&T shall have willfully breached certain specified covenants contained in the Merger Agreements following a bona fide proposal to BB&T, BB&T-NC or BB&T-SC to acquire BB&T, BB&T-NC or BB&T-SC by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, which breach would entitle SNC to terminate the Merger Agreements (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the date on which SNC shall notify BB&T of its intent to exercise the BB&T Option.

        The BB&T Option may be exercised in whole or in part, at one or more closings, and may be exercised at any time if a Purchase Event shall have occurred and be continuing and before the BB&T Option Agreement is terminated, unless SNC shall have breached in any material respect any material covenant or representation contained in the Reorganization Agreement and such breach has not been cured. The BB&T Option Agreement provides that to the extent that it shall have not been exercised, the BB&T

Option shall terminate (i) on the effective date of the Merger; (ii) upon the termination of the Merger Agreements in accordance with the provisions thereof (other than a termination resulting from a willful breach by BB&T of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of BB&T's shareholders to approve the Merger Agreements by the vote required under applicable law); or (iii) twelve months after termination of the Merger Agreements due to a willful breach by BB&T of certain specified covenants contained therein or, following the occurrence of a Purchase Event, failure of BB&T's shareholders to approve the Merger Agreements by the vote required under applicable law.

        The BB&T Option Agreement provides that neither SNC nor BB&T may assign any of its rights or obligations under the BB&T Option Agreement or the BB&T Option created thereunder without the express written consent of the other party, except that if a Purchase Event shall have occurred and be continuing, SNC may assign in whole or in part its rights and obligations under the BB&T Option Agreement; provided, however, that to the extent required by applicable regulatory authorities, SNC may not assign its rights under the BB&T Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of BB&T, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on SNC's behalf, or (iv) any other manner approved by applicable regulatory authorities. SNC's acquisition of more than certain percentages of the outstanding BB&T Common Stock may be subject to prior approval of, or the filing of notices with, applicable regulatory authorities.

Merger Agreements
- -----------------

        Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copies thereof filed as Exhibits hereto, which are incorporated by reference herein and made a part hereof.

        The Plan of Merger provides that, on the effective date of the Merger, SNC will be merged with and into BB&T and that the Continuing Corporation will change its name to "Southern National Corporation" and each share of SNC Common Stock outstanding immediately prior to such date (with certain exceptions) will be converted into 1.0 share of BB&T Common Stock, and each share of BB&T Common Stock outstanding immediately prior to the effective date of the Merger (with certain exceptions) will be converted into 1.45 shares of BB&T Common Stock. Each share of issued and outstanding SNC Series A Preferred Stock on the effective date of the Merger will be converted into 1.0 share of BB&T Series A Preferred Stock. The Plan of Merger also provides that on the effective date of the Merger SNC's obligations with respect to stock options granted under its stock option plans shall be assumed by the Continuing Corporation and each stock option outstanding under such plans shall become the right to receive, upon payment of the exercise price, a number of shares of BB&T Common Stock equal to the number of shares of SNC Common Stock covered by such options. Likewise, under the Plan of Merger, on the effective date of the Merger, options to purchase shares of BB&T Common Stock issued pursuant to BB&T's stock option plans shall be converted and exchanged, without any action on the part of the holders thereof, into options to acquire, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by 1.45), the number of shares of BB&T Common Stock the option holder would have received pursuant to the Merger if he or she had exercised his or her options immediately prior thereto.

        The Reorganization Agreement provides that each party thereto shall use its best efforts in good faith to, among other things: (i) furnish such information as may be necessary or desirable in connection with the preparation of applications to be filed with government agencies for approval of the Merger and Bank Mergers and the registration statement to be filed with the Securities and Exchange Commission and (ii) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger and the Bank Mergers at the earliest possible date. The Reorganization Agreement further provides that no party shall take or cause, nor to the best of its ability, permit to be taken, any action that would adversely affect the qualification of the Merger for pooling of interests accounting treatment; provided that nothing contained in the Merger Agreements shall preclude BB&T or SNC from exercising rights under the BB&T Option Agreement or the SNC Option Agreement (whichever may be applicable). The Reorganization Agreement further provides that without the consent of BB&T, on the one hand, or of SNC, on the other, except as otherwise provided therein or in certain instances as previously disclosed by each party to the other, SNC, BB&T and their respective subsidiaries each will not, among other things: (i) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted prior to July 29, 1994; (ii) in the case of SNC and BB&T only (a) declare, set aside, make or pay any dividend or other distribution in respect of SNC Common Stock or of BB&T Common Stock, as the case may be, other than quarterly cash dividends in an amount per share in excess of $0.20, in the case of SNC, and $0.29, in the case of BB&T, in a manner consistent with past practice and in accordance with applicable law, regulation and contractual and regulatory commitments and in respect of SNC Series A Preferred Stock as required by SNC's Articles of Incorporation or (b) make any changes in its dividend record or dividend payment dates; provided, however, that if the Closing Date shall not have occurred prior to July 31, 1995, SNC or BB&T may increase its regular quarterly cash dividends in a manner and amount consistent with past increases in such dividends, except that, if SNC increases its dividend after July 31, 1995, BB&T may increase its dividend(s) by an amount equal to the increase in the SNC dividend multiplied by 1.45; (iii) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreements, the dividend reinvestment plans of the parties or other rights outstanding at July 29, 1994, or incur any additional debt obligation or other obligation for borrowed money in amounts materially in excess of amounts previously borrowed in the ordinary course of business of SNC, BB&T and their respective subsidiaries consistent with past practice; (iv) issue, grant or authorize any rights other than pursuant to the Option Agreements or grants of stock options to their employees in the ordinary course of business or effect any recapitalization, reclassification, stock dividend (other than pursuant to their respective dividend reinvestment plans), stock split or like change in capitalization or redeem, repurchase or otherwise acquire any shares of its capital stock; (v) amend its Articles of Incorporation, Articles of Association or Bylaws except as contemplated in the Reorganization Agreement; impose, or suffer the imposition, on any share of stock held by SNC or BB&T in any of their subsidiaries of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist, except as existing on July 29, 1994; (vi) merge or consolidate with any other entity; sell or lease all or any material portion of its assets or business; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement between it and any other person; enter into or consummate a purchase and assumption transaction with respect to deposits and liabilities; revoke or surrender its certificate of authority to maintain, or apply for the relocation of, any existing branch office or apply for a certificate of authority to establish a new branch office other than in the ordinary course of business; (vii) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and material to the conduct of its business except where it is in good faith contesting the validity of any of the foregoing; (viii) liquidate or sell or dispose of any material assets or acquire any material assets; make any capital expenditures outside the ordinary course of business; or establish new branches or other similar facilities or modify any leases or other contracts relating thereto outside the ordinary course of business; (ix) except as contemplated by the Reorganization Agreement, increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice, provided, however, that such payments may not increase severance amounts payable under employment or severance agreements;
provided, however, all amounts covered under SNC's Long-Term and Short-Term Incentive Plans as of the end of the month prior to the month in which the Merger is consummated shall vest and be paid out immediately; except as contemplated by the Reorganization
Agreement, enter into, modify or extend or permit to be renewed any employment or severance contracts with any of its present or former directors, officers or employees; or enter into or modify
(except as may be required by applicable law, for any modification that is not material or to effect normal, corrective or previously contemplated actions with respect to such plans) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; (x) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by applicable law;
(xi) change its methods of accounting in effect at December 31, 1993, in any material respect except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes in any material respect from those employed in the preparation of its federal income tax returns for the year ended December 31, 1993, except as required by law; (xii) solicit or encourage inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, either party or its principal banking subsidiaries or any business combination with either party or its principal banking subsidiaries other than as contemplated by the Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify the other party immediately if any such inquiries or proposals are received by either party or its principal banking subsidiaries; or (xiii) agree to do any of the foregoing.

        Reference is made to Item 4 hereof for a description of certain other provisions of the Merger Agreements.

Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

        1.  SNC Option Agreement, dated as of July 29, 1994.

        2. Agreement and Plan of Reorganization, dated as of July 29, 1994.

        3. Plan of Merger, dated as of July 29, 1994 (included as Annex A to Exhibit 2).

        4.  BB&T Option Agreement, dated as of July 29, 1994.

Signature
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 8, 1994           BB&T FINANCIAL CORPORATION



                                 By/s/ Jerone C. Herring, Esq.
                                   -------------------------------
                                   Jerone C. Herring
                                   Vice President and Secretary

                          SCHEDULE I


EXECUTIVE OFFICERS

Name                             Position
- ----                             --------
John A. Allison IV               Chairman of the Board and Chief
                                   Executive Officer, BB&T
                                   Financial Corporation and
                                   Branch Banking and Trust
                                   Company

Henry G. Williamson, Jr.         President and Chief Operating
                                   Officer, BB&T Financial
                                   Corporation and Chief Operating
                                   Officer, Branch Banking and
                                   Trust Company

Kelly S. King                    Senior Executive Vice President,
                                   BB&T Financial Corporation and
                                   President, Branch Banking and
                                   Trust Company

W. Kendall Chalk                 Senior Executive Vice President,
                                   BB&T Financial Corporation and
                                   Branch Banking and Trust
                                   Company

Scott E. Reed                    Senior Executive Vice President
                                   and Treasurer, BB&T Financial
                                   Corporation and Senior
                                   Executive Vice President,
                                   Branch Banking and Trust
                                   Company


DIRECTORS

Name                             Principal Occupation and
- ----                             Business or Residence Address
                                 -----------------------------

Joseph B. Alala, Jr.             Senior Partner, Alala, Mullen,
                                   Holland and Cooper, P.A.
                                 (Attorneys),
                                 P.O. Box 859
                                 Gastonia, N.C.  28052

John A. Allison, IV              Chairman of the Board and Chief
                                   Executive Officer, BB&T
                                   Financial Corporation and
                                   Chairman of the Board, Branch
                                   Banking and Trust Company
                                 Wilson, N.C.

W. Watson Barnes                 President, Wilson Petroleum
                                   Company, Inc.
                                 (Distributor of petroleum
                                   products),
                                 Wilson, N.C.  27893

Paul B. Barringer                President and Chief Executive
                                   Officer, Coastal Lumber Company
                                 (Dealer in lumber products)
                                 P.O. Box 829
                                 Weldon, N.C.  27890

Robert L. Brady                  Senior Vice President, Branch
                                   Banking and Trust Company
                                 Greensboro, N.C.  27140

W.G. Clark III                   President, Clark Industries, Inc.
                                 (Farming)
                                 P.O. Box 1134
                                 Tarboro, N.C.  27886

Jesse W. Corbett, Jr.            Personal Investments
                                 208 Bogue Drive
                                 Morehead City, N.C.  28857

W.R. Cuthbertson, Jr.            Senior Vice President, Branch
                                   Banking and Trust Company
                                 Charlotte, N.C.  28234

Fred H. Deaton, Jr.              Personal Investments
                                 P.O. Box 1021
                                 Statesville, N.C.  28677

Joe L. Dudley, Sr.               President and Chief Executive
                                   Officer, Dudley Products, Inc.
                                 (Hair care products)
                                 7856 McCloud Road
                                 Greensboro, N.C.  27409

Tom D. Efird                     President, Standard Distributors,
                                   Inc.
                                 (Beverage wholesaler)
                                 P.O. Drawer 68
                                 Gastonia, N.C.  28502

O. William Fenn, Jr.             Director, Furniture Export
                                   Office, International Trade
                                   Division, N.C. Department of
                                   Commerce
                                 510 Emerywood Drive
                                 High Point, N.C.  27262

James E. Heins                   Telecommunications Consultant
                                 1600 Morgantown Road
                                 Pinehurst, N.C.  28374

Raymond A. Jones, Jr.            Personal Investments
                                 335 Eastover Road
                                 Charlotte, N.C.  28207

Kelly S. King                    Senior Executive Vice President,
                                   BB&T Financial Corporation and
                                   President, Branch Banking and
                                   Trust Company
                                 Wilson, N.C.

J. Ernest Lathem, M.D.           Medical Director
                                 Prostate Diagnostic Center
                                 Greenville, S.C.  29605

James H. Maynard                 Chairman and Chief Executive
                                   Officer, Investors Management
                                   Corporation
                                 (Restaurants)
                                 P.O. Box 29502
                                 Raleigh, N.C.  27626

A. Winniett Peters               Chairman of the Board, Standard
                                   Commercial Tobacco Company
                                 (Tobacco processors and
                                   exporters)
                                 Wilson, N.C.  27893

Richard L. Player, Jr.           President, Player, Inc.
                                 (Commercial and industrial
                                   general contractor)
                                 Fayetteville, N.C.

Larry J. Waggoner                Real Estate Development and
                                   Investments
                                 4951 Gulfshore Boulevard North
                                 Unit 802
                                 Naples, FL  33940

Henry G. Williamson, Jr.         President and Chief Operating
                                   Officer, BB&T Financial
                                   Corporation and Chief
                                   Operating Officer, Branch
                                   Banking and Trust Company
                                 Wilson, N.C.  27893

William B. Young, M.D.           Retired Specialist in Internal
                                   Medicine
                                 Wilson, N.C.  27893

                         EXHIBIT INDEX
                         -------------

Exhibit 1   SNC Option Agreement, dated as of July 29, 1994

Exhibit 2   Agreement and Plan of Reorganization, dated as of July
            29, 1994

Exhibit 3 Plan of Merger, dated as of July 29, 1994 (included as Annex A to Exhibit 2)

Exhibit 4   BB&T Option Agreement, dated as of July 29, 1994